

August 9, 2010

Thomas C. Hansen
Chief Executive Officer
Heelys, Inc.
3200 Belmeade Drive, Suite 100
Carrollton, Texas 75006

> **Re:** **Heelys, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 001-33182**

Dear Mr. Hansen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Reclassifications, F-8

1. We note you have reclassified shipping and handling costs from cost of sales to general and administrative expenses. Tell us how this change allows for a better analysis of gross profit margin and will more consistently convey the relationship between sales and costs that are directly attributable to the procurement and production of inventory sold from year to year.

2. In connection with the comment above, tell us what types of costs are included in these shipping and handling costs, how these costs relate to the shipping and handling amounts recorded in revenue and where you record purchasing, receiving, and warehousing costs.

Signatures, page 46

3. In future filings, please indicate who signed in the capacities of controller or principal accounting officer.

Exhibits

4. We note that exhibits 10.8 and 10.16 are missing schedules, attachments or exhibits. Please confirm that you will file these exhibits in their entirety with your next periodic report.

Definitive Proxy Statement on Schedule 14A

General

5. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Director Compensation, page 32

6. It does not appear that you have included disclosure about the compensation of Patrick Hamner in his capacity as one of your directors. We note your disclosure on page seven, which indicates that Mr. Hamner has not served as one of your officers or employees since May 1, 2008, and would thus not be covered by your statement in the third paragraph on page 32. In future filings, include the compensation of Patrick Hamner in your director compensation table or advise us of the basis for your excluding such disclosure regarding Mr. Hamner under Item 402(r) of Regulation S-K. Please provide us with the text you plan to include in your future filings.

7. We note that you have not included director compensation information for Gary Martin or Jeffrey Peterson in the compensation table on page 32. We note your statement in your prior proxy filed April 28, 2009 that Messrs. Martin and Peterson do not receive compensation for services they provide as directors or members of board committees. In future filings, please revise to indicate that no compensation is provided to these directors for their services as directors or members of board committees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Thomas C. Hansen
Heelys, Inc.
August 9, 2010
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3737 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

John Reynolds
Assistant Director